

Mail Stop 4720

May 24, 2017

Irene H. Oh
Executive Vice President and Chief Financial Officer
East West Bancorp, Inc.
135 N Los Robles Ave., 7th Floor
Pasadena, California 91101

      **Re: East West Bancorp, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed February 27, 2017
               File No. 000-24939**

Dear Ms. Oh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q filed for the Period Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Noninterest income, page 56

1. We note that the company through East West Bank consummated a sale and leaseback transaction with GC 555 Montgomery, LLC for the sale of property located at 555 Montgomery Street, San Francisco, California for $120.6 million with total pre-tax profit from the sale of $85.4 million. In addition, the bank entered into a lease agreement for part of the property, including a retail branch and office facilities. Please tell us how you determined that $71.7 million should be recognized in the first quarter of 2017 with the remaining $13.7 million to be deferred over the term of the lease agreement. In your response, refer to ASC 840-40-25 and specifically address the criteria for sale-leaseback

accounting, the recognition of profit or loss and the amount to be amortized to income in future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3452 with any questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Senior Staff Accountant
Office of Financial Services